

February 28, 2011

Mr. Brian R. McLeod
Chief Financial Officer
The National Security Group, Inc.
P.O. Box 703
661 East Davis Street
Elba, Alabama 36323

Re: The National Security Group, Inc.
        File No. 0-18649

Dear. Mr. McLeod:

        In your letter dated February 2, 2011, you request, in response to comments from
the Division of Corporation Finance's staff, that we waive the requirement to file in your
Form 10-K for the year ended December 31, 2009 a reissued audit report by The National
Security Group, Inc.'s predecessor auditor who audited The National Security Group,
Inc.'s financial statements for the year ended December 31, 2008. In a telephone
conference today, you indicated that National Security's predecessor auditor, Barfield
Murphy Shank & Smith, P.C. is unwilling to reissue their report.

        We have reviewed the factors in your letter and do not believe they provide a
sufficient basis to grant your request. Because the predecessor auditor is unwilling to
reissue their report, National Security should amend its 2009 Form 10-K to: (A) label the
2008 financial statements and related disclosure as "unaudited", (B) include a report
reissued by Warren, Averett, Kimborough & Marino, LLC that removes reference to the
report of the predecessor auditor, and (C) include disclosure that explains the
circumstances why the 2008 financial statements are labeled unaudited. In addition,
National Security's 2009 Form 10-K filing cannot comply with the requirements of Form
10-K until it is amended to include an audit report from an independent accountant on
National Security's 2008 financial statements.

        If you have any questions about this letter, please contact me at 202.551.3516.

                            Sincerely,

                            Todd E. Hardiman
                            Associate Chief Accountant